SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                  June 10, 2003

                                 CORUS GROUP plc
                 (Translation of Registrant's Name into English)

                                   30 Millbank
                             London SW1P 4WY England
                    (Address of Principal Executive Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                            Form 20-F X    Form 40-F
                                     ---             ---

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                 Yes      No  X
                                     ---     ---

 (Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a
              Form 6-K if submitted solely to provide an attached
                       annual report to security holders)

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                 Yes       No  X
                                     ---      ---

    (Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and is not distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other
                          Commission filing on EDGAR.)

   Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934:

                                 Yes       No  X
                                     ---      ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _____)

10 June 2003



Corus Group plc


The Board of Corus Group plc today appointed Prof. Kurt Lauk a non-executive director of the Company with immediate effect.

Prof. Lauk is the President of Globe Capital Partners and is Chairman of Charles Bernd AG and a member of the Supervisory Boards of Gehring Maschinenbau GmbH and I D Media AG. He is also a director of the International Institute of Strategic Studies in London.

END

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed
          on its behalf by the undersigned, thereunto duly authorized.

                                             CORUS GROUP plc



Date: June 10, 2003                         By  Theresa Robinson
      -------------                             ----------------

                                                Name: Mrs T Robinson
                                                Group Secretariat Co-ordinator